UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Overstock.com, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

690370101

(CUSIP Number)

JEFFREY JACOBOWITZ

SIMCOE CAPITAL MANAGEMENT, LLC

540 Madison Avenue, 27th Floor

New York, New York 10022

(212) 448-7400

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690370101

1	NAME OF REPORTING PERSON

SIMCOE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,879,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,879,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,879,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 690370101

1	NAME OF REPORTING PERSON

SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,694,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,694,258
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 690370101

1	NAME OF REPORTING PERSON

SIMCOE SELECT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		97,825
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

97,825
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 690370101

1	NAME OF REPORTING PERSON

SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,792,083
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,792,083
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,792,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 690370101

1	NAME OF REPORTING PERSON

SDR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		87,085
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

87,085
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 690370101

1	NAME OF REPORTING PERSON

JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,879,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,879,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,879,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 690370101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Simcoe Partners, Simcoe Select and SDR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,694,258 Shares directly owned by Simcoe Partners is approximately $73,544,362, including brokerage commissions. The aggregate purchase price of the 97,825 Shares directly owned by Simcoe Select is approximately $3,820,186, including brokerage commissions. The aggregate purchase price of the 87,085 Shares directly owned by SDR Partners is approximately $3,374,540, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 45,695,694 Shares outstanding, as of July 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022.

A.	Simcoe Partners
(a)	As of the close of business on August 1, 2022, Simcoe Partners directly owned 1,694,258 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,694,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,694,258
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Simcoe Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Simcoe Select
(a)	As of the close of business on August 1, 2022, Simcoe Select directly owned 97,825 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 97,825
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 97,825
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 690370101

(c)	The transactions in the Shares by Simcoe Select during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Simcoe Management
(a)	Simcoe Management, as the general partner of Simcoe Partners and Simcoe Select, may be deemed the beneficial owner of the (i) 1,694,258 Shares owned by Simcoe Partners and (ii) 97,825 Shares owned by Simcoe Select.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 1,792,083 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,792,083

4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Simcoe Partners and Simcoe Select during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	SDR Partners
(a)	As of the close of business on August 1, 2022, SDR Partners directly owned 87,085 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 87,085
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 87,085
4. Shared power to dispose or direct the disposition: 0

(c)	SDR Partners has not entered into any transactions in the Shares during the past sixty days.
E.	Simcoe Capital
(a)	Simcoe Capital, as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners, may be deemed the beneficial owner of the (i) 1,694,258 Shares owned by Simcoe Partners, (ii) 97,825 Shares owned by Simcoe Select and (iii) 87,085 Shares owned by SDR Partners.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 1,879,168 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,879,168

4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 690370101

(c)	Simcoe Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Simcoe Partners and Simcoe Select during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Jacobowitz
(a)	Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 1,694,258 Shares owned by Simcoe Partners (ii) 97,825 Shares owned by Simcoe Select and (iii) 87,085 Shares owned by SDR Partners.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 1,879,168 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,879,168

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Jacobowitz has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Simcoe Partners and Simcoe Select during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)	As of July 29, 2022, the Reporting Persons ceased to beneficially own 5% or more of the Shares.
10

CUSIP No. 690370101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2022

Simcoe Partners, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Select, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Management Company, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SDR Partners, LLC

By:	Simcoe Capital Management, LLC Investment Manager

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Capital Management, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

11

CUSIP No. 690370101

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

12

CUSIP No. 690370101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

SIMCOE PARTNERS, L.P.

(358,322)	29.1562	07/29/2022
(201,000)	29.9445	08/01/2022

SIMCOE SELECT, L.P.

17,350	29.1636	06/13/2022
(18,945)	29.1562	07/29/2022